UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                       0-1738

                                  (Check One):

( ) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    (X) Form 10-Q  ( ) Form N-SAR

                      For Period Ended: February 28, 1997
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                         GENERAL KINETICS INCORPORATED
                            Full Name of Registrant

                            (ENTER FILER'S ADDRESS)
                     Address of Principal Executive Office

                           14130-C Sullyfield Circle
                              Chantilly, VA  20151

     PART II- Rules 12b-25 (b) and (c)

     [If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]

     The Registrant hereby represents that:

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due
[X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - Narrative

     [State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.]


     The Form 10-Q for the fiscal quarter ended February 28, 1997 could not be filed timely without unreasonable effort and expense due to unexpected obstacles encountered in connection with the production and finalization of the Financial Statements for the relevant periods. On March 14, 1997, the Registrant's Controller, who is normally responsible for the initial production of such Financial Statements, resigned to accept another position prior to their preparation. The Registrant then undertook the preparation of such Financial Statements by other personnel in the absence of the Controller. After this development, and due to the need to reflect in these Financial Statements the treatment of discontinued operations acquired by a third party during the fiscal quarter, the Registrant was unable to both prepare the Financial Statements and complete an informal review by the Registrant's auditors in time to assure that the Form 10-Q would be filed by April 14, 1997. The Registrant anticipates that the final Form 10-Q will be filed on or before the fifth calendar day following that prescribed due date.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Sandy B. Sewitch                     703                802-9300
    (Name)                       (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes [X] No

                         GENERAL KINETICS INCORPORATED

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:                          By:   /s/ Sandy B. Sewitch
April 15, 1997                    --------------------------
                                         Sandy B. Sewitch
                                         CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.